UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No.         )*

SIZELER PROPERTY INVESTORS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

830137-10-5

(CUSIP Number)

Mark M. Tanz

P.O. Box N7776

Lyford Cay, Nassau

Bahamas

(242) 362-4169

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Robert E. King, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

May 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 830137-10-5

1.	Name of Reporting Person I.R.S. Identification Nos. of above person MARK M. TANZ
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,084,242 8. Shared Voting Power 0 9. Sole Dispositive Power 1,084,242 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,242
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.17%
14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer.

The title of the class of equity securities to which this Schedule relates is the common stock, par value $.00001 per share (the “Common Stock”), of Sizeler Property Investors Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is 2542 Williams Boulevard, Kenner, Louisiana 70062.

Item 2. Identity and Background.

(a) This Schedule is being filed by Mark M. Tanz (the “Reporting Person”).

(b) The Reporting Person’s business address is P.O. Box N7776, Lyford Cay, Nassau, Bahamas.

(c) The Reporting Person’s principal occupation is as a private investor. He also serves as a member of the board of directors of the Issuer, Revenue Properties Company Limited and Morguard Corporation.

(d) and (e) The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in Item 5(c) were acquired by the Reporting Person with the proceeds of a loan from the Toronto-Dominion Bank (“TD”), pursuant to a letter agreement by and between the Reporting Person and TD, a copy of which will be filed by amendment to this Schedule. The principal amount of the loan is a maximum of $22 million (Cdn.) and accrues interest at TD’s prime rate. A copy of the promissory note related to the loan is attached to this Schedule as Exhibit 99.1.

Item 4. Purpose of Transaction.

The Reporting Person purchased the Common Stock for investment purposes. The Reporting Person may purchase additional securities of the Issuer from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although the Reporting Person has no present intention to sell any shares of Common Stock held by him, he could determine from time to time, based upon the same set of factors just listed, to sell some or all of the shares of Common Stock held by him.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on May 6, 2005, the Reporting Person directly owns 1,084,242 shares of Common Stock representing 5.17% of the total outstanding shares of Common Stock of the Issuer. The foregoing is based upon 20,987,315 shares of Common Stock outstanding which represents the number of shares of Common Stock reported outstanding in the Issuer’s Current Report on Form 8-K filed on May 4, 2005.

(b) The Reporting Person has the sole power to vote and dispose of 1,084,242 shares of Common Stock.

(c) The Reporting Person has made the following purchases of Common Stock pursuant to open market transactions:

Date	# of Shares		Price Per Share
04/21/05	84,181	(1)	$11.45
04/22/05	10,900	(2)	$11.40
04/25/05	148,161		$11.50
04/25/05	110,600		$11.45
04/26/05	45,000		$11.46
04/27/05	70,000		$11.49
04/28/05	75,900		$11.50
04/29/05	85,000		$11.54
05/02/05	60,000		$11.51
05/03/05	167,500		$11.02
05/04/05	44,800		$11.31
05/05/05	131,900		$11.83
05/06/05	50,300		$11.92

(1)	issued upon conversion of $926,000 of the Issuer’s 9% Convertible Subordinated Debentures, due 2009
(2)	issued upon conversion of $1,630,000 of the Issuer’s 9% Convertible Subordinated Debentures, due 2009

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1. Promissory Note, dated April 26, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005

/s/ Mark M. Tanz
Name: Mark M. Tanz